SECURITIES AND EXCHANGE COMMISSION
                 Washington, D.C. 20549

                        Form 10-C

     REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
             INTERDEALER QUOTATION SYSTEM

Filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 and Rule 13a-17 or 15d-17 thereunder


                   Dionex Corporation
     (Exact name of issuer as specified in charter)

     501 Mercury Drive, Sunnyvale, California  94086
        (Address of principal executive offices)

Issuer's telephone number, including area code   (408) 737-0700

        I. CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1.     Title of security   Common Stock, $.001 par value
2.     Number of shares outstanding before the change   6,707,679
3.     Number of shares outstanding after the change   13,415,358
4.     Effective date of change   December 29, 1995
5.     Method of change:
       Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.) Stock dividend

       Give brief description of transaction   A two-for-one stock
       split of Issuer's Common Stock effected in the form of a stock dividend paid on December 29, 1995 to the stockholders of record on December 4, 1995.

        II. CHANGE IN NAME OF ISSUER

1.     Name prior to change
2.     Name after change
3.     Effective date of charter amendment changing name
4.     Date of shareholder approval of change, if required


Date:  January 5, 1996                     /s/ Michael Pope
                                           Michael W. Pope
                                           Vice President and
                                           Chief Financial
                                           Officer